Paris, August 31, 2005

Strong growth in 2005 first half adjusted EPS : up 26.1% at €2.22

Increase in full year adjusted EPS guidance

Positive phase IIb/III results for 6 products

The 2005 first-half consolidated income statement is presented in Appendix 4. Consolidated net income for the period came to €1,087 million. This figure includes a total of €1,881 million relating to the effects of the application of purchase accounting to the Aventis acquisition and to restructuring costs. As the acquisition of Aventis took place on August 20, 2004, the structure of the Group is not directly comparable year on year.

In order to give a better representation of our underlying economic performance, we have decided to publish and explain adjusted consolidated income statements1 for the first half of 2005 and the second quarter of 2005, and to compare them with adjusted pro forma income statements1 for the first half of 2004 and the second quarter of 2004 respectively. Adjusted net income for the first half of 2005 was €2,968 million, compared with €2,336 million for the first half of 2004.

All financial figures given in this press release are derived from accounting data prepared in accordance with international financial reporting standards (IFRS).

SECOND QUARTER

  Net sales: €6,687 million, up 6.5% (10.1% on a comparable basis)
  Increase of 24.4% in “adjusted operating income – current”
  Adjusted net income up 26.0% at €1,553 million
  Adjusted earnings per share up 24.7% at €1.16 (vs. €0.93 for the second quarter of 2004).
FIRST HALF
  Net sales: €13,104 million, up 7.4% (11.0% on a comparable basis)
  Increase of 26.1% in “adjusted operating income – current”
  Adjusted net income up 27.1% at €2,968 million
  Adjusted earnings per share up 26.1% at €2.22 (vs. €1.76 for the first half of 2004)
EPS GUIDANCE
  Increase in 2005 full-year adjusted EPS guidance to at least 20%2 growth barring major adverse events.

RESEARCH AND DEVELOPMENT

  Positive results for 6 products in late stage trials (2 Phase III results and 4 Phase IIb results).

1Refer to the Appendices for definitions of financial indicators
2 Based on an exchange rate of €1:$1.25. Sensitivity to the euro/dollar exchange rate is estimated at 0.5% of growth for a 1-cent movement in the exchange rate.

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Adjusted consolidated income statement (unaudited)

The adjusted consolidated income statement (unaudited) is presented in Appendix 2. Please refer to Appendix 1 for a definition of “Proforma income statement” and “Adjusted net income”, and to Appendix 3 for reconciliations of the consolidated income statement to the adjusted consolidated income statement.

Second quarter of 2005 (compared to 2004 second-quarter adjusted pro forma)

Net sales generated by sanofi-aventis in the second quarter of 2005 came to €6,687 million, a rise of 10.1% on a comparable basis. Exchange rate movements had a negative effect of 2.8 points, and changes in Group structure a negative effect of 0.8 of a point. After taking account of these effects, net sales rose by 6.5% on a reported basis.

Gross profit was €5,271 million, 9.6% up on the second quarter of 2004. The improvement in the gross margin ratio was more pronounced than in the first quarter; it rose by 2.2 points (against 1 point in the first quarter) to 78.8%, compared with 76.6% for the second quarter of 2004.

Research and development expenses were 1.0% lower than in the second quarter of 2004 at €979 million, representing 14.6% of net sales.

Selling and general expenses were €2,029 million. This was a slight increase (of 1.2%) on the 2004 second-quarter figure, and represented 30.3% of net sales (vs. 31.9% in the second quarter of 2004). Promotional expenses grew at a faster rate in the second quarter than in the first, while the reduction in general expenses was more marked in the second quarter than in the first.

“Operating income – current” was 24.4% higher at €2,256 million, representing 33.7% of net sales, an improvement of 4.8 points relative to the 2004 second-quarter ratio of 28.9% .

Operating income was up 22.1% at €2,229 million.

Net financial expense was €99 million (vs. €183 million for the second quarter of 2004), slightly down on the 2005 first-quarter figure.

Income tax expense was €652 million, compared with €475 million for the second quarter of 2004, giving an effective tax rate of 30.6% (vs. 28.9% for the second quarter of 2004).

The share of profits from associates for the second quarter of 2005 was €162 million, compared with €140 million for the second quarter of 2004. This line includes the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€103 million, vs. €87 million for the second quarter of 2004).

Minority interests in net income amounted to €87 million, against €74 million for the second quarter of 2004. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€69 million, vs. €60 million for the second quarter of 2004).

Net income was 26.0% higher at €1,553 million, and represented 23.2% of net sales (vs. 19.6% for the second quarter of 2004).

Earnings per share (EPS) was €1.16, 24.7% up on the 2004 second-quarter figure of €0.93, based on an average of 1,335,764,969 shares for the second quarter of 2005 and 1,325,855,679 shares for the second quarter of 2004.

2/17

First half of 2005 (compared to 2004 first-half adjusted pro forma)

Net sales generated by sanofi-aventis in the first half of 2005 amounted to €13,104 million, up 11.0% on a comparable basis. Exchange rate movements had a negative effect of 2.4 points, and changes in Group structure a negative effect of 1.1 points. After allowing for these impacts, reported-basis growth was 7.4%

Gross profit was up 9.8% on the first half of 2004 at €10,234 million. The gross margin ratio was 78.1%, against 76.5% for the first half of 2004. This improvement was due to the combined effect of sales growth, productivity gains and purchasing efficiencies.

Research and development expenses were virtually unchanged relative to the first half of 2004 at €1,902 million, or 14.5% of net sales. This level of expenditure reflects the impact of restructuring initiated by Aventis prior to the acquisition and the discontinuation of some R&D collaborations.

Selling and general expenses were 1% up on the 2004 first-half figure at €3,949 million, equivalent to 30.1% of net sales. This trend reflects strong growth in promotional expenses, coupled with a substantial reduction in general expenses.

Other current operating income came to €133 million, against €89 million for the first half of 2004. This increase mainly reflects the effect of alliances, in particular the share of profits to which sanofi-aventis is entitled on non-consolidated sales of Actonel®.

“Operating income – current” was 26.1% higher at €4,399 million, representing 33.6% of net sales, a 5-point improvement relative to the first half of 2004.

Net other operating income came to €7 million, compared with €194 million for the first half of 2004. In 2004, this line included gains on disposals of €348 million (mainly from disposals made by Aventis) and bid defense costs of €161 million.

Operating income was 22.1% higher at €4,376 million, and represented 33.4% of net sales compared with 29.4% for the first half of 2004.

Net financial expense was €205 million, against €393 million for the first half of 2004. This decrease reflects a lower cost of debt capital, a reduction in debt due to cash flow generated by the Group, and a favorable effect from the remeasurement of financial instruments.

Income tax expense was €1,302 million, compared with €947 million for the first half of 2004, giving an effective tax rate of 31.2% for the first half of 2005 (vs. 29.7% for the first half of 2004).

The share of profit from associates came to €269 million, compared with €233 million for the first half of 2004. This line includes the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€183 million, vs. €158 million for the first half of 2004).

Minority interests in net income amounted to €170 million, against €141 million for the second half of 2004. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€138 million, vs. €115 million for the first half of 2004).

Net income was up 27.1% at €2,968 million, equivalent to 22.6% of net sales (vs. 19.2% for the first half of 2004).

Earnings per share (EPS) was €2.22, 26.1% higher than the 2004 first-half figure of €1.76, based on an average of 1,335,141,552 shares for the first half of 2005 (vs. 1,325,459,971 for the first half of 2004).

3/17

Consolidated cash flow and net debt

Net cash provided by operating activities in the first half of 2005 totaled €3,396 million. Acquisitions of property, plant and equipment and intangibles amounted to €507 million. After paying out a dividend of €1,613 million, free cash flow was €1,422 million, enabling consolidated net debt (defined as short-term debt plus long-term debt, net of cash and cash equivalents) to be reduced from €14.2 billion at end December 2004 to €12.8 billion at end June 2005.

2005 guidance

The excellent first-half performance means that, barring major adverse events, sanofi-aventis expects 2005 full-year adjusted EPS growth at least 20% (based on an exchange rate of €1: $1.25, with sensitivity to the euro/dollar exchange rate estimated at 0.5% of growth for a 1-cent movement in the exchange rate). This takes account of substantial expenditure in preparation for the launch of Rimonabant, the launch costs of Ambien CR, and increased spending on clinical trials, all of which are expected to be incurred in the second half of the year.
Sanofi-aventis expects 2005 full-year comparable-basis growth in net sales to be ahead of the world pharmaceutical market growth rate.

Research and development update

Sanofi-aventis announces the results of phase IIb/III trials on six late stage compounds, representing the first wave of clinical results expected in 2005. Results are available for three Central Nervous System (CNS) compounds, two compounds in Oncology and one in Internal Medicine. The presentation of this results is available on the Group Website under the heading “Investors” : www.sanofi-aventis.com.

SR 58611 in recurrent major depression:

The EFC5374 Phase III study of 280 patients in Europe met its primary objective of demonstrating the improvement of depressive symptoms over placebo after treatment of 6 weeks. In a more severe population of depressive patients the results were even more impressive.

The EFC 5379 Phase III study in North America was non conclusive (non significant difference between reference compound and placebo) for efficacy.

The combined safety analysis of the two studies demonstrated a good overall safety profile for SR 58611.

Eplivanserin in sleep maintenance insomnia:

The Phase IIb study of 350 patients met its primary objective to improve sleep maintenance. In comparison to placebo, the drug reduces WASO (Wake After Sleep Onset) and the number of awakenings. It also increases TST (Total Sleep Time) and improves refreshing quality of sleep. All these results were statistically significant while no next day residual effect or rebound insomnia was observed after treatment discontinuation. Eplivanserin demonstrated safety comparable to placebo.

SSR 591813 in smoking cessation:

The primary objective of the DRI5154 Phase IIb study of 527 patients was to compare the efficacy of three fixed doses of SSR 591813 versus placebo on abstinence in cigarette smokers. In treatment completers, all doses of SSR 591813 met its primary efficacy criteria of prolonged abstinence during the last four weeks of treatment. The overall safety profile of the product was acceptable.

4/17

Xaliproden in severe peripheral sensory neuropathy (PSN) induced by chemotherapy (oxaliplatin):

The Xenox Phase III study of 649 metastatic colorectal cancer patients treated with FOLFOX4 regimen met its primary efficacy criterion of decrease in the risk of occurrence of severe PSN (peripheral sensory neuropathy), and response rate of chemotherapy was not negatively impacted with the addition of Xaliproden. The relative risk of cumulative Grade 3 PSN was reduced by 39%.

Alvocidib in refractory Chronic Lymphocytic Leukemia (CLL):

In a study of 23 patients with CLL who failed fludarabine treatment, Alvocidib activity was demonstrated to be comparable to that of second-line Campath or fludarabine, with an acceptable safety profile.

SR 121463 in cirrhotic ascites:

The HypoCAT Phase IIb study in 110 hyponatremic patients with cirrhotic ascites met its primary endpoint to change serum sodium levels on day 5 compared to baseline.

The NormoCAT Phase IIb study in 148 normonatremic patients with cirrhotic ascites met its primary endpoint to change in body weight gain at the end of treatment compared to baseline.

In both studies SR 121463 induced an increase in 24-hour urine volume as compared to placebo.

Pooled safety data of HypoCAT and NormoCAT studies confirm the good safety profile observed in Phase IIa (increased thirst only).

Trials in VTE prevention in Atrial Fibrillation patients:

Sanofi-aventis is evaluating Idraparinux and Plavix in the prevention of Veinous Thromboembolism (VTE) in patients with atrial fibrillation by means of the Amadeus and Active programs begun in 2003.

In Amadeus, idraparinux is compared to vitamin K antagonist. In Active W, the activity of clopidogrel 75 + Asa is compared to vitamin K antagonist.

The steering committees of both these trials have observed a substantially lower incidence of events than initially planned. As a result, sanofi-aventis has been asked to increase the number of patients in these trials.

Sanofi-aventis has decided in agreement with the steering committee and the DSMB to make no further recruitments in the Amadeus program. The principal reason was the very large number of patients required in order to show statistical significance. Results on already recruited patients are expected to be available in 2006. The Van Gogh program in the treatment of VTE and Pulmonary Embolism is progressing as planned.

The number of patients to be recruited in the Active W (clopidogrel) program is being increased.

Development programs stopped since March 1, 2005

Two programs in phase IIb, three in Phase I and three in pre clinical stages were stopped due to various reasons. The phase IIb molecules involved were Pranalcasan (HMR 3480) and Osanetant (SR 142801).

New products in the R&D portfolio

Eight products are entering the development pipeline, including Alvocidib which is moving directly into phase III trials in Chronic Lymphocytic Leukemia.

5/17

Recent events

July 25, 2005	Sanofi pasteur begins shipping AdacelTM vaccine in the United States

July 27, 2005	Launch of Allegra® -D 24 hours in the United States

August 5, 2005	Withdrawal of Plavix® litigation in the United Kingdom

August 8, 2005	Announcement of disposal of sanofi-aventis’ interests in Wacker-Chemie GmbH

August 16, 2005	Approval of Actonel with Calcium® in the United States

August 18, 2005	Publication in the Journal of Clinical Oncology of a phase III trial results which demonstrate that in women with advanced breast cancer Taxotere® significantly improves survival compared with paclitaxel

2005 Financial Diary

November 8, 2005	2005 third-quarter sales and results

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APPENDICES:
List of appendices:

Appendix 1: Explanatory notes
Appendix 2: 2005 second-quarter and first-half adjusted consolidated financial statements (unaudited)
Appendix 3: 2005 second-quarter and first half reconciliations of consolidated income statements to adjusted consolidated income statements (unaudited)
Appendix 4: 2005 first-half consolidated income statement
Appendix 5: Simplified consolidated balance sheets and simplified consolidated statement of cash flows

Appendix 1: Explanatory notes

Comparable net sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).
For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition.
Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.
For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2004 pro forma reported net sales to 2004 pro forma comparable net sales

€ million	H1 2004

Pro forma reported net sales	12,196

Impact of changes in Group structure	(123)

Impact of exchange rates	(266)

Pro forma comparable net sales	11,807

€ million	Q2 2004

Pro forma reported net sales	6,277

Impact of changes in Group structure	(50)

Impact of exchange rates	(156)

Pro forma comparable net sales	6,071

Adjusted net income: We define “adjusted net income” as accounting net income (determined under IFRS) adjusted to exclude (i) the material impacts of purchase accounting for the Aventis acquisition and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.
The material impacts of the application of purchase accounting to the acquisition are as follows:

-	charges arising from the remeasurement of Aventis inventories at fair value, net of tax;
-	amortization/impairment expense generated by the remeasurement of Aventis intangible assets, net of tax;
-	any impairment charged against the goodwill arising on the acquisition.

Sanofi-aventis also excludes acquisition-related integration and restructuring costs from adjusted net income.

7/17

2004 second-quarter and first-half adjusted pro forma income statements are presented for comparability purposes as though the offer for Aventis, and the transactions described below, had occurred on January 1, 2004. The basis of preparation of the pro forma income statements is as follows:

-	no impact on the income statement of the remeasurement of inventories;
-	elimination of the income statement contribution of Arixtra, Fraxiparine and Campto (no impact of gains on disposal in the first half);
-	elimination of Aventis Behring, divested at the start of 2004.

€ million	H1 2005	H1 2005	H1 2004	H1 2004**
	consolidated	adjusted	adjusted
		consolidated	pro forma
		(unaudited)	(unaudited)

Net sales	13,104	13,104	12,196	4,394

Net income	1,087	2,968	2,336	1,115

Basic EPS (in euros)	0.81	2.22	1.76	1.63

* The first-half consolidated financial statements have been subject to a limited review by the statutory auditors in accordance with French auditing standards.
**Sanofi-Synthélabo income statement for the first half of 2004

€ million	Q2 2005	Q2 2005	Q2 2004
	consolidated	adjusted	adjusted
		consolidated	pro forma
	(unaudited)	(unaudited)	(unaudited)

Net sales	6,687	6,687	6,277

Net income	556	1,553	1,233

Basic EPS (in euros)	0.41	1.16	0.93

8/17

Appendix 2: 2005 second-quarter and first-half adjusted consolidated financial statements (unaudited)

The adjusted consolidated income statements are derived from the consolidated income statements as presented in Appendix 3

Sanofi-aventis 2005 second-quarter adjusted consolidated income statement

	Q2 2005	as % of	Q2 2004	as % of	% change
€ million	Adjusted	net sales	Adjusted	net sales
	consolidated		pro forma
	income		income
	statement		statement
	(unaudited)		(unaudited)

Net sales	6,687	100%	6,277	100%	+6.5%

Other revenues	305	4.6%	286	4.6%	+6.6%

Cost of sales	(1,721)	(25.8%)	(1,754)	(28.0%)	-1.9%

Gross profit	5,271	78.8%	4,809	76.6%	+9.6%

Research & development expenses	(979)	(14.6%)	(989)	(15.8%)	-1.0%

Selling & general expenses	(2,029)	(30.3%)	(2,005)	(31.9%)	+1.2%

Other current operating income	56	-	48	-	+16.6%

Other current operating expenses	(37)	-	(21)	-	-

Amortization of intangibles	(26)	-	(28)	-	-

Operating income – current	2,256	33.7%	1,814	28.9%	+24.4%

Restructuring costs	(14)	-	(46)	-	-69.6%

Impairment of PP&E and intangibles	(3)	-	-	-	-

Other operating income and expenses	(10)	-	57	-	-

Operating income	2,229	33.3%	1,825	29.1%	+22.1%

Financial expenses	(143)	-	(264)	-	-45.8%

Financial income	44	-	81	-	-45.7%

Income before tax and associates	2,130	31.9%	1,642	26.2%	+29.7%

Income tax expense	(652)	(9.8%)	(475)	(7.6%)	+ 37.3%

Effective tax rate	30.6%	-	28.9%	-	-

Share of profit/loss of associates	162	-	140	-	+15.7%

Net income before minority interests	1,640	24.5%	1,307	20.8%	+25.5%

Minority interests	(87)	-	(74)	-	+17.6%

Net income	1,553	23.2%	1,233	19.6%	+26.0%

Average number of shares outstanding	1,335,764,969	-	1,325,855,679	-	-

Earnings per share (in euros)	1.16		0.93	-	+24.7%

9/17

Sanofi-aventis 2005 first-half adjusted consolidated income statement

	H1 2005	as % of	H1 2004	as % of	% change
€ million	Adjusted	net sales	Adjusted	net sales
	consolidated		pro forma
	income		income
	statement		statement
	(unaudited)		(unaudited)

Net sales	13,104	100%	12,196	100%	+7.4%

Other revenues	548	4.2%	507	4.2%	+8.1%

Cost of sales	(3,418)	(26.1%)	(3,379)	(27.7%)	+1.2%

Gross profit	10,234	78.1%	9,324	76.5%	+9.8%

Research & development expenses	(1,902)	(14.5%)	(1,909)	(15.7%)	-0.4%

Selling & general expenses	(3,949)	(30.1%)	(3,911)	(32.1%)	+1.0%

Other current operating income	133	-	89	-	+49.4%

Other current operating expenses	(64)	-	(48)	-	-

Amortization of intangibles	(53)	-	(56)	-	-5.4%

Operating income – current	4,399	33.6%	3,489	28.6%	+26.1%

Restructuring costs	(27)	-	(99)	-	-72.7%

Impairment of PP&E and intangibles	(3)	-	-	-	-

Other operating income and expenses	7	-	194	-	-

Operating income	4,376	33.4%	3,584	29.4%	+22.1%

Financial expenses	(305)	-	(492)	-	-38.0%

Financial income	100	-	99	-	+1.0%

Income before tax and associates	4,171	31.8%	3,191	26.2%	+30.7%

Income tax expense	(1,302)	(10.0%)	(947)	(7.7%)	+37.5%

Effective tax rate	31.2%	-	29.7%	-	-

Share of profit/loss of associates	269	-	233	-	+15.5%

Net income before minority interests	3,138	23.9%	2,477	20.3%	+26.7%

Minority interests	(170)	-	(141)	-	+20.6%

Net income	2,968	22.6%	2,336	19.2%	+27.1%

Average number of shares outstanding	1,335,141,552		1,325,459,971		-

Earnings per share (in euros)	2.22		1.76		+26.1%

10/17

Appendix 3: 2005 second-quarter and first half reconciliations of consolidated income statements to adjusted consolidated income statements (unaudited)

Second quarter of 2005:
The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to the Aventis acquisition (€768 million net of deferred taxes, with no cash impact for the Group) and restructuring charges (€229 million net of tax), i.e. a total impact of €997 million.

2005 second-quarter reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

				Q2 2005
€ million	Q2 2005	Adjustments		adjusted
	consolidated			consolidated
	(unaudited)			(unaudited)

Net sales	6,687			6,687

Other revenues	305			305

Cost of sales	(1,861)	140	(a)	(1,721)

Gross profit	5,131	140		5,271

Research & development expenses	(979)			(979)

Selling & general expenses	(2,029)			(2,029)

Other current operating income	56			56

Other current operating expenses	(37)			(37)

Amortization of intangibles	(982)	956	(b)	(26)

Operating income – current	1,160	1,096		2,256

Restructuring costs	(367)	353	(c)	(14)

Impairment of PP&E and intangibles	(106)	103	(d)	(3)

Other operating income and expenses	(10)			(10)

Operating income	677	1,552		2,229

Financial expenses	(143)			(143)

Financial income	44			44

Income before tax and associates	578	1,552		2,130

Income tax expense	(78)	(574) (e)		(652)

Effective tax rate	13.5%			30.6%

Share of profit/loss of associates	136	26	(f)	162

Net income before minority interests	636	1,004		1,640

Minority interests	(80)	(7) (g)		(87)

Net income	556	997		1,553

Average number of shares outstanding	1,335,764,969			1,335,764,969

Earnings per share (in euros)	0.42			1.16

11/17

The material impacts of the application of purchase accounting to the Aventis acquisition and of restructuring charges on the 2005 second-quarter consolidated income statement are as follows:

(a) A charge arising from the workdown of acquired inventories remeasured at fair value.

(b) An amortization charge of €956 million against intangible assets. This adjustment has no cash impact on the Group.

(c) A pre-tax restructuring charge of €353 million.

(d) Impairment losses of €103 million.

(e) The tax impact primarily comprises :

1)	Deferred taxes of €449 million generated by the amortization charge of €956 million taken against intangible assets, by impairment of property, plant and equipment and intangibles of €103 million, and by the €140 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

2)	An income tax effect of €124 million on the €353 million of restructuring charges.

(f) In “Share of profit/loss from associates”, a charge of €26 million corresponding to the amortization of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

(g) In “Minority interests”, an impact of €7 million representing the share attributable to minority shareholders of charges for the amortization and impairment of intangibles.
This adjustment has no cash impact on the Group.

12/17

First half of 2005:
The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to the Aventis acquisition (€1,484 million net of deferred taxes, with no cash impact for the Group) and restructuring charges (€397 million net of tax), i.e. a total impact of €1,881 million.

2005 first-half reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

	H1 2005
	consolidated*	Adjustments		H1 2005
€ million				adjusted
				consolidated
				(unaudited)

Net sales	13,104		-	13,104

Other revenues	548		-	548

Cost of sales	(3,690)	272	(a)	(3,418)

Gross profit	9,962	272		10,234

Research & development expenses	(1,902)			(1,902)

Selling & general expenses	(3,949)			(3,949)

Other current operating income	133			133

Other current operating expenses	(64)			(64)

Amortization of intangibles	(1,970)	1,917	(b)	(53)

Operating income – current	2,210	2,189		4,399

Restructuring costs	(638)	611	(c)	(27)

Impairment of PP&E and intangibles	(106)	103	(d)	(3)

Other operating income and expenses	7	-		7

Operating income	1,473	2,903		4,376

Financial expenses	(305)	-		(305)

Financial income	100	-		100

Income before tax and associates	1,268	2,903		4,171

Income tax expense	(232)	(1,070) (e)		(1,302)

Share of profit/loss of associates	208	61	(f)	269

Net income before minority interests	1,244	1,894		3,138

Minority interests	(157)	(13) (g)		(170)

Net income	1,087	1,881		2,968

Average number of shares outstanding	1,335,141,552			1,335,141,552

Earnings per share (in euros)	0.81			2.22

* The first-half consolidated financial statements have been subject to a limited review by the statutory auditors in accordance with French auditing standards.

13/17

The material impacts of the application of purchase accounting to the Aventis acquisition and of restructuring charges on the 2005 first-half consolidated income statement are as follows:

(a) A charge arising from the workdown of acquired inventories remeasured at fair value.

(b) An amortization charge of €1,917 million against intangible assets. This adjustment has no cash impact on the Group.

(c) A pre-tax restructuring charge of €611 million.

(d) Impairment losses of €103 million.

(e) The tax impact primarily comprises :

1)	Deferred taxes of €855 million generated by the amortization charge of €1,917 million taken against intangible assets, by impairment of property, plant and equipment and intangibles of €103 million, and by the €272 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

2)	An income tax effect of €214 million on the €611 million of restructuring charges.

(f) In “Share of profit/loss from associates”, a charge of €61 million corresponding to the amortization of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

(g) In “Minority interests”, an impact of €13 million representing the share attributable to minority shareholders of charges for the amortization and impairment of intangibles.
This adjustment has no cash impact on the Group.

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Appendix 4: 2005 first-half consolidated income statement

The first-half consolidated financial statements have been subject to a limited review by the statutory auditors in accordance with French auditing standards.

Sanofi-aventis 2005 first-half consolidated income statement

	H1 2005	H1 2004
€ million	Consolidated	Consolidated
	income	income
	statement	statement*

Net sales	13,104	4,394

Other revenues	548	324

Cost of sales	(3,690)	(1,051)

Gross profit	9,962	3,667

Research & development expenses	(1,902)	(707)

Selling & general expenses	(3,949)	(1,393)

Other current operating income	133	37

Other current operating expenses	(64)	(6)

Amortization of intangibles	(1,970)	(67)

Operating income – current	2,210	1,531

Restructuring costs	(638)	-

Impairment of PP&E and intangibles	(106)	-

Other operating income and expenses	7	9

Operating income	1,473	1,540

Financial expenses	(305)	(33)

Financial income	100	42

Income before tax and associates	1,268	1,549

Income tax expense	(232)	(500)

Effective tax rate	18.3%	32.3%

Share of profit/loss of associates	208	183

Net income before minority interests	1,244	1,232

Minority interests	(157)	(117)

Net income	1,087	1,115

Average number of shares outstanding	1,335,141,552	683,056,982

Earnings per share (in euros)	0.81	1.63

*Sanofi-Synthélabo income statement for the first half of 2004

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Appendix 5: Sanofi-aventis simplified consolidated balance sheets and simplified consolidated statement of cash flows

The first-half consolidated financial statements have been subject to a limited review by the statutory auditors in accordance with French auditing standards.

Simplified consolidated statement of cash flows

€ million	H1 2005

Adjusted consolidated net income	2,968

Depreciation, amortization & impairment of property, plant & equipment	498
and intangibles

Impact of restructuring costs, net of tax	(266)

Other items	114

Operating cash flow before changes in working capital	3,314

Changes in working capital	82

Net cash provided by operating activities	3,396

Acquisitions of property, plant & equipment and intangibles	(507)

Proceeds from disposals of property, plant & equipment and intangibles	116

Other items	(12)

Net cash used in investing activities	(403)

Dividends	(1,613)

Other items	42

Change in net debt	1,422

Sanofi-aventis simplified consolidated balance sheets

€ million
ASSETS	30/06/05	31/12/04*	LIABILITIES & EQUITY	30/06/05	31/12/04*
Property, plant and equipment	5,977	5,892	Shareholders’ equity	44,192	41,061
Intangible assets (incl. goodwill)	63,153	61,567	Minority interests	422	462
Non-current financial assets, investments in associates and deferred taxes	7,058	5,985	Total equity	44,614	41,523
			Long-term debt	7,127	8,654
Non-current assets	76,188	73,444	Provisions and other non- current liabilities	7,679	6,929
			Deferred taxes	13,606	13,123
Inventories, accounts receivable & other current assets	10,398	9,475	Non-current liabilities	28,412	28,706
Financial assets – current	463	648	Accounts payable & other current liabilities	8,370	7,790
Cash and equivalents, short- term investments & deposits	2,264	1,840	Short-term debt	7,917	7,388
Current assets	13,125	11,963	Current liabilities	16,287	15,178
TOTAL ASSETS	89,313	85,407	TOTAL LIABILITIES & EQUITY	89,313	85,407

                *As allowed under IFRS 3, sanofi-aventis has reviewed some aspects of the Aventis purchase price allocation within the permitted 12-month period

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REMINDER – INFORMATION BRIEFINGS

Paris: August 31, 2005

-	09.00 CET: Presentation of 2005 first-half results to financial analysts, investors and journalists at the Hotel George V (31 avenue George V, 75008 Paris). The presentation will be in French, with simultaneous translation into English. You can follow the live webcast on www.sanofi-aventis.com; you can also listen to the presentation, but only by dialing one of the conference call numbers listed below.

-	15.00 CET Conference call, with video webcast of the 2005 first-half results presentation available in English on www.sanofi-aventis.com. We can only accept questions by telephone:

Conference call numbers for both events:	France	:	+ 33 (0)1 55 17 41 48
	UK	:	+ 44 (0) 207 784 10 18
	USA	:	+ 1 718 354 11 71
Replay numbers:	France	:	+ 33 (0)1 71 23 02 48
(available until September 9, 2005)	UK	:	+ 44 (0) 207 784 10 24
	USA	:	+ 1 718 354 11 12
	Meeting code	:	09.00: 8249805#
	Meeting code	:	15.00: 9296499#

Recordings of both presentations will be available on www.sanofi-aventis.com

New York: September 29, 2005

Presentation of 2005 first-half results at the St. Regis Hotel, New York (2 East 55th St., corner of 5th Avenue) at 13.00 EST.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements. The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45          US Tel: +1 212 551 4018
e-mail: IR@sanofi-aventis.com

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